SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Rule 13d-101. Information to be included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed)

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

    eDiets.com, Inc.

(Name of Issuer)

    COMMON STOCK, $0.001 par value per share

(Title of Class of Securities)

    280597105

(CUSIP Number)

Kevin A. Richardson, II

Prides Capital Partners, L.L.C.

200 State Street, 13th Floor

Boston MA 02109

(617) 778-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    June 4, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or (240.13d-(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 280597105
1.	Name of reporting person Prides Capital Partners, L.L.C.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds* See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
	7.	Sole voting power -0-
	8.	Shared voting power 37,181,980**
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 37,181,980**
11.	Aggregate amount beneficially owned by each reporting person 37,181,980**
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 64.76% **
14.	Type of reporting person OO (Limited Liability Corporation)

**	See Item 5

SCHEDULE 13D

CUSIP No. 280597105
1.	Name of reporting person Kevin A. Richardson, II
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds* See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
	7.	Sole voting power 1,683,147**
	8.	Shared voting power 37,181,980**
	9.	Sole dispositive power 1,683,147**
	10.	Shared dispositive power 37,181,980**
11.	Aggregate amount beneficially owned by each reporting person 40,219,405**
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 70.05% **
14.	Type of reporting person IN

**	See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

This Amendment No. 12 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on May 19, 2006 by Prides Capital Partners, L.L.C., a Delaware limited liability company (“Prides”), Kevin A. Richardson, II (together with Prides, the “Reporting Persons” and each, a “Reporting Person”), Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy, and Christian Puscasiu as amended by Amendment No. 1 filed on June 20, 2006, Amendment No. 2 filed on July 7, 2006, Amendment No. 3 filed on August 8, 2006, Amendment No. 4 filed on March 29, 2007, Amendment No. 5 filed on May 15, 2007, Amendment No. 6 filed on August 20, 2007, Amendment No. 7 filed on September 6, 2007, Amendment No. 8 filed on January 11, 2008, Amendment No. 9 filed on June 3, 2008, Amendment No. 10 filed on July 2, 2009 and Amendment No. 11 filed on April 22, 2010 (“Amendment No. 11”) (as so amended, the “Schedule 13D”).

The following amendments to the Schedule 13D are hereby made. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 12 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”) of eDiets.com, Inc. a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 1000 Corporate Drive, Suite 600, Fort Lauderdale, FL 33334.

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 4 below is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

On June 4, 2010, written consents of the Issuer’s stockholders became effective, approving the transaction previously disclosed in Amendment No. 11: (i) the conversion of the aggregate principal amount and all accrued and unpaid interest through the date of conversion under Prides’ August 31, 2007, May 30, 2008 and November 13, 2008 Senior Secured Notes from the Issuer into shares of the Issuer’s common stock (the “Prides Debt Conversion”); (ii) the conversion of the aggregate principal amount and all accrued and unpaid interest through the date of conversion under Mr. Richardson’s March 9, 2010 Promissory Note with the Issuer into shares of the Issuer’s common stock (the “Richardson Debt Conversion”); (iii) the sale of 500,000 shares of the Issuer’s common stock to certain insiders of the Issuer, including Mr. Richardson (the “D&O Private Placement”).

As a result of the closing of the Prides Debt Conversion, on June 4, 2010, the Issuer issued to Prides 22,088,981 shares of common stock in consideration of the termination of the three outstanding notes, and the cancellation of all security interests against the Issuer related thereto, issued in favor of Prides. On the date of conversion, the aggregate principal amount of the three outstanding notes, plus all accrued and unpaid interest, was $22,088,981.

As a result of the closing of the Richardson Debt Conversion, on June 4, 2010 the Issuer issued to Mr. Richardson 506,027 shares of common stock in consideration of the termination of the outstanding note, and all obligations of the Issuer related thereto, issued in favor of Mr. Richardson. On the date of conversion, the aggregate principal amount of the note, plus all accrued and unpaid interest, was $506,027.

CUSIP NO. 280597105	SCHEDULE 13D

As a result of the closing of the D&O Private Placement, on June 4, 2010 the Issuer issued to Mr. Richardson 200,000 shares of common stock of the Issuer at a price of $1.00 per share, such shares constituting Mr. Richardson’s portion of the D&O Private Placement.

The purpose of the Reporting Persons entering into the foregoing transactions was for investment purposes and these transactions were made in the ordinary course of business. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the shares of Common Stock, warrants or stock options, consistent with the investment purpose, each Reporting Person, at any time, and from time to time, may acquire additional shares of Common Stock, warrants or stock options or dispose of or exercise (as the case may be) any or all of its shares of Common Stock, warrants or stock options depending upon an ongoing evaluation of the investment in the shares of Common Stock, warrants or stock options, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons or other investment considerations. Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its management, operations, business results, plans, and prospects. The Reporting Persons may discuss ideas that, if affected, may result in any of the following: the acquisition by the Reporting Persons of additional shares of Common Stock or other securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the Board or management of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal or as provided by the Debt Conversion Agreements, the Securities Subscription and Purchase Agreements, and the Registration Rights Amendment, neither of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) - (b) As reported by the Issuer in its the Amendment to the Definitive Proxy Statement filed on April 16, 2010, given the number of shares of Common Stock issued and outstanding as of March 31, 2010 and giving effect to the Offering, Prides Debt Conversion, Richardson Debt Conversion and D&O Private Placement as set forth in Item 4 of Amendment No. 11, there were 57,418,520 shares of Common Stock issued and outstanding. Based on such information, the Reporting Persons report beneficial ownership of 40,219,405 shares of Common Stock as of June 4, 2010, representing 70.05% of the Common Stock. The shares reported include (1) 37,181,980 shares of Common Stock of the Issuer, (2) 1,209,652 shares of Common Stock issuable upon exercise of warrants that are presently exercisable and (3) 144,626 fully-vested stock options, for which the Reporting Persons share voting and investment power. In addition, the shares reported include (1) 1,453,981 shares of Common Stock of the Issuer, (2) 135,000 shares of Common Stock issuable upon exercise of warrants that are presently exercisable and (3) 94,166 fully-vested stock options, held by Mr. Richardson, who is also a director of the Issuer, and for which Mr. Richardson exercises sole voting and investment power.

Prides and Mr. Richardson may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act. Prides expressly disclaims (i) that they are a member of any group for purposes of Section 13(d) or 13(g) of the Act, and (ii) that they have agreed to act as a group other than as described in this Statement on Schedule 13D.

As a partner and controlling person of Prides, Mr. Richardson may be deemed to beneficially own any shares of Common Stock, warrants or stock options that Prides may beneficially own, or be deemed to beneficially own. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Richardson is the beneficial owner of Common Stock, warrants or options referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of any pecuniary interest therein. Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu no longer exercise control over the shares subject to this Schedule 13D.

CUSIP NO. 280597105	SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as previously disclosed on Scheduled 13D and as disclosed herein.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement

CUSIP NO. 280597105	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2010

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
Murray A. Indick
Member

Kevin A. Richardson, II

By:	/s/ Murray A. Indick
Murray A. Indick
Attorney-in-Fact